May 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          The Merger Fund and The Merger Fund VL
File Nos. 811-3445 and 811-21279
Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to The Merger Fund and The Merger Fund VL:

•	A copy of the executed joint Investment Company Blanket Bond (the “Bond”) for the period from February 1, 2010 through February 1, 2011 is enclosed under EXHIBIT 99-1;

•
a copy of the resolution from the January 16, 2010 meeting of the Board of Trustees of The Merger Fund and The Merger Fund VL approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by The Merger Fund and The Merger Fund VL is enclosed under EXHIBIT 99-2; and

•
a copy of the Agreement Among Joint Insureds among The Merger Fund, The Merger Fund VL and Westchester Capital Management, Inc., pursuant to paragraph (f) of Rule 17g-1, is enclosed under EXHIBIT 99-3.

The Merger Fund and The Merger Fund VL would have provided and maintained a fidelity bond in the amount of $1,900,000 and $200,000, respectively, if each was not named as an insured under the Bond.

Premiums have been paid for the Bond for the period beginning February 1, 2010 through February 1, 2011.

If you have any questions about this filing, please contact the undersigned at 914-741-5600.

Sincerely,

/s/ Roy Behren

Roy Behren
Chief Compliance Officer

Enclosures